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                                                   Filed by Talarian Corporation
                                                  Pursuant to Rule 425 under the
                                               Securities Act of 1933 and deemed
                                            filed pursuant to Rule 14a-12 of the
                                                 Securities Exchange Act of 1934

                                          Subject Company:  Talarian Corporation

                                                   Commission File No. 333-82138


     On February 15, 2002, TIBCO Software Inc. ("TIBCO") and Talarian
                                                 -----
Corporation ("Talarian") delivered the following letter to the customers of
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Talarian with respect to the proposed merger of a subsidiary of TIBCO with
Talarian pursuant to that certain Agreement and Plan of Merger, dated as of January 4, 2002, by and among TIBCO, Panther Acquisition Corp. and Talarian. In addition, Talarian has posted this letter on Talarian's external web site at www.talarian.com.

TIBCO Software                                              Talarian Corporation


                                February 15, 2002

RE: TIBCO Software's Proposed Acquisition of Talarian

Dear Talarian Customer or Prospect,

In early January we announced that Talarian was being acquired by TIBCO. Since that announcement, considerable progress has been made in terms of planning how best to support and grow the existing Talarian SmartSockets and PGM product lines as a part of TIBCO upon completion of the acquisition. Although final decisions and integration must wait until after the merger is complete, we would like to communicate our current thinking with respect to the long term future of SmartSockets and PGM within TIBCO.

Like Talarian, TIBCO understands that messaging is an important component of business integration for many companies like yours. TIBCO is very excited about the technology, customers and people of Talarian. We see it as a strategic fit as it rounds out TIBCO's messaging offerings. Today, TIBCO offers Rendezvous as well as its JMS product. Talarian's SmartSockets and PGM products will further extend TIBCO's line of messaging and multicast capabilities to be the most complete and robust in the marketplace today. The TIBCO and Talarian technologies use different approaches in implementing messaging functionality and are very complementary. SmartSockets is based on a hub-and-spoke model, with central servers, for intelligent message routing through the enterprise and across the Internet. Rendezvous uses a "serverless approach" where information is reliably multicast over a message bus. Some customers want one style of messaging while some want more than one.

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The acquisition is an opportunity for TIBCO to add the SmartSockets messaging offering to TIBCO's ActiveEnterprise product line. This will provide TIBCO customers with more flexible messaging choices and Talarian customers with access to a more complete solution set and the resources and support of a larger, worldwide organization.

It is TIBCO's goal to build on the very strong technology and customer base of Talarian. We expect these efforts will increase considerably the technology and solutions available to current SmartSockets customers as well as continue aggressive development of the base technology.

In particular, it is currently Talarian's plan to:

o        Complete the release of SmartSockets 6.2 in Q1.

o Complete the release of SmartSockets 6.3 by summer. Work has already started on this release and it will include several new, exciting enhancements, including: a new unified, message persistence service as well as enhanced monitoring and administration capabilities.

o Work is continuing on SmartSockets 7.0 that will be available later this year. Based on customer requirements, this version of SmartSockets will greatly increase the scalability and performance of the product and enable a larger number of RTclients and RTservers to run within a single "cloud".

With the above in mind and assuming the acquisition closes as anticipated, TIBCO is planning the following:

o To provide interoperability between TIBCO and Talarian's messaging technology. TIBCO believes that this interoperability will provide existing Talarian customers the ability to leverage TIBCO's suite of integration software solutions including adapters, workflow and other business integration tools. As part of this process we hope to spend considerable time talking with Talarian customers, as soon as it is legally possible, to discuss their potential interest in business integration, so that we may address specific areas of interest they may have.

o To consolidate TIBCO and Talarian's efforts to promote a single multicast standards initiative. Both TIBCO and Talarian have been active in defining and driving multicast standards and products. We believe the demand for multicast products is strong.

o To provide SmartSockets support (leveraging Talarian personnel and expertise) out of its worldwide customer support organization, which TIBCO has built over the last 5 years. TIBCO's goal is to provide 24x7 support around the world in a best in class manner. We believe that Talarian's customers will experience more support options, more support flexibility and better technology as a result of having access to TIBCO's worldwide customer support organization.

The Talarian products are already built, tested and proven in the market with more than 300 world class customers in production. TIBCO understands that customers want to work closely with people who understand the products and markets. Talarian's technical people in its field organization are top-notch and extremely knowledgeable about Talarian's products. TIBCO plans to continue providing Talarian product consulting through Talarian's established technical field organization.

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Please be assured SmartSockets and PGM are very important products that TIBCO anticipates continuing to invest in, license and support. We understand Talarian has built up its customer base through strong support and a high quality product. At TIBCO we hope to build on this performance. Every Talarian customer will become a valued customer of TIBCO Software and we will endeavor to do all we can to ensure your long-term satisfaction.

Finally, certain stockholder and governmental approvals must be completed before the proposed acquisition can close, until that time both companies will act as separate entities. We anticipate that the transaction will be completed sometime in April 2002 and we look forward to working with you following the completion of the acquisition.


Talarian Corporation                                         TIBCO Software Inc.


Paul Larson                                                  Vivek Ranadive
President and CEO                                            President and CEO









Investors are advised to read the proxy statement/prospectus regarding the business combination transaction referred to above, when it becomes available, because it will contain important information. TIBCO and Talarian expect to mail a proxy statement/prospectus about the transaction to Talarian's stockholders. The proxy statement/prospectus will be filed with the Securities and Exchange Commission by both companies. Investors and security holders may obtain a free copy of the proxy statement/prospectus and other documents filed by the companies at the Securities and Exchange Commission's web site at http://www.sec.gov. The proxy statement/prospectus and such other documents may also be obtained from TIBCO or Talarian by directing such requests to the companies.

Talarian and its officers and directors may be deemed to be participants in the solicitation of proxies from stockholders of Talarian with respect to the transactions contemplated by the agreement. Information regarding such officers and directors is included in Talarian's Annual Report on Form 10-K for the fiscal years ended September 30, 2000 and September 30, 2001 and its proxy statement for its 2001 annual meeting, filed with the Securities and Exchange Commission. These documents are available free of charge at the Securities and Exchange Commission's web site at http://www.sec.gov and from Talarian.

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Forward-Looking Statement

This release contains forward-looking statements regarding TIBCO's and Talarian's business, customers, markets served and other factors including the impact of the products and technology to be acquired, that may affect future earnings or financial results. Our actual results could differ materially from those contained in such forward-looking statements. Reasons for why actual results could differ materially include if TIBCO is unable to successfully integrate and manage the acquired technology, operations and personnel. In addition, the success of any continued product introductions will be impacted by TIBCO's ability to compete. Further, the present and potential relationships of TIBCO and Talarian with their respective customers may be harmed by the acquisition. If the acquisition were to fail to close, Talarian's business, operations and financial condition, and its ability to retain its customers, suppliers and employees, could be materially and adversely affected. In addition, if TIBCO's planned allocation of the purchase price to the purchased assets changes materially from current expectations, the impact of the required charges could be material to TIBCO's future results of operations. Additional information concerning factors that could cause our respective actual results to differ materially from those contained in the forward-looking statements can be found in TIBCO's and Talarian's filings with the Securities and Exchange Commission ("SEC"), including but not limited to TIBCO's most recent report on Form 10-K filed with the SEC on January 30, 2002, and Talarian's most recent reports on Forms 10-Q, 10-K and an amended 10-K filed with the SEC on January 31, 2002, December 21, 2001 and January 28, 2002, respectively, which identify important risk factors that could cause actual results to differ from those contained in the forward-looking statements, including limited independent operating history, history of losses, unpredictability of future revenue, dependence on a limited number of customers, TIBCO's relationship with Reuters Group PLC, rapid technological and market changes, risks associated with infrastructure software and volatility of stock price. Copies of filings made with the SEC are available through the SEC's electronic data gather analysis and retrieval system (EDGAR) at www.sec.gov. Neither TIBCO nor Talarian assumes any obligation to update the forward-looking statements included in this document.

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